12 South 400 West Third Floor Salt Lake City, UT 84101 Toll Free: 732.889.4300 www.investview.com

March 28, 2019

Ms. Katherine Bagley, Staff Attorney
Ms. Mara Ransom, Assistant Director
Division of Corporation Finance
Office of Consumer Products
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Investview, Inc.
Amendment No. 2 to Registration Statement on Form S-1 filed March 11, 2019
File No. 333-229341

Ladies:

This letter is in response to your letter dated March 22, 2019, respecting your review of Amendment No. 2 to Registration Statement on Form S-1 filed March 11, 2019, by Investview, Inc., File No. 333-229341. Your comments are set forth below, followed by our responses.

We are filing an amendment to our registration statement on Form S-1 concurrently with this letter. Earlier in the day, this amendment was inadvertently filed without the exhibits. The second amendment filed today is complete for your review.

Amendment No. 2 to Form S-1 filed January 31, 2019

Prospectus Summary
The Offering, page 3

1. We note your response to comment 1, and your amended disclosure that the investor is obligated to purchase $1.0 million of your common stock in the 60 days following effectiveness of the registration statement; however, you continue to refer to the "Investor's delivery of a purchase notice" under The Equity Purchase Transactions. Further, the terms of the Common Stock Purchase Agreement appear to contemplate that "Investor shall have the right, but not the obligation, to direct the Company, by delivery to the Company of a Purchase notice from time to time . . . ." Therefore, we continue to believe that your resale registration of shares is not appropriate at this time, as your private placement is not complete. Please withdraw your registration statement as it relates to these shares and complete your private placement.

Response: We have filed an amended common stock purchase agreement as Exhibit 10.46. The language in section 2.1 has been corrected to remove any ambiguity. The language in section 2.3(b), which is unchanged, provides the obligation to purchase $1,000,000 of our common stock within 60 days following effectiveness of the registration statement. The reference to purchase notices under the Equity Purchase Transactions is correct: the investor can choose the time of the purchases by submitting purchase notices, subject to the deadlines in section 2.3(b) of the common stock purchase agreement.

Business, page 22

2. We note your response to comment 6, and your amended disclosure in your notes to the condensed consolidated financial statements on page F-42 and in your Management's Discussion and Analysis describing the terms of the cryptocurrency mining services arrangement. However, you have removed references to this aspect of your business from your Business discussion. Please amend your disclosure in this section to describe all aspects of your business, including your crypto mining packages. As a related matter, we note your response that the agreements related to your crypto mining partnership were included as exhibits in your quarterly report on Form 10-Q/A for the quarter ended June 30, 2018. Please file these exhibits with your registration statement, keeping in mind that you may incorporate by reference to the identified 10-Q/A.

Response: The disclosure is revised as requested. The agreements are included in the exhibit table as exhibits 10.37 and 10.38, for which the incorporation by reference is corrected, and exhibit 10.47 has been filed with amendment no. 3.

Government Regulation, page 26

3. We note your response to comment 12, and your amended disclosure that the new activity from your subsidiary S.A.F.E management, LLC "subjects [you] to substantial state and federal regulation of [y]our activities." Please provide a brief description of these state and federal regulations in this section. See Item 101(h)(4)(viii)-(ix) of Regulation S-K.

Response: The disclosure is revised as requested.

Please let me know if you have any further questions.

Sincerely,

INVESTVIEW, INC.

/s/ William C. Kosoff
William C. Kosoff
Acting Chief Financial Officer